Exhibit 12.1

Lennar Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended		Years Ended November 30,
	May 31, 2013	May 31, 2012	2012	2011	2010	2009	2008
Earnings:
Pre-tax earnings (loss)	$215,610	58,556	$222,114	97,974	94,725	(760,404)	(565,625)
Adjustments to pretax earnings (loss):
Fixed Charges	142,939	123,289	255,304	232,709	207,168	203,304	193,884
Interest capitalized	(75,292)	(58,494)	(127,668)	(110,751)	(111,056)	(101,265)	(120,700)
Adjustments for earnings and losses of unconsolidated entities 50% or less owned entities	(22,855)	(10,665)	4,597	87,338	6,144	133,415	80,225
Previously capitalized interest amortized	49,980	37,498	87,032	72,320	73,522	76,599	102,763

“Earnings”	$310,382	150,184	$441,379	379,590	270,503	(448,351)	(309,453)

Fixed Charges:
Interest incurred	$136,338	116,774	$242,389	219,383	193,535	180,659	157,580
Interest component of rent expense (1)	6,601	6,515	12,915	13,326	13,633	22,645	36,304

“Fixed Charges”	$142,939	123,289	$255,304	232,709	207,168	203,304	193,884

Ratio of Earnings to Fixed Charges	2.2	1.2	1.7	1.6	1.3	—	—

Excess (deficiency) of earnings to fixed charges	$167,443	26,895	$186,075	146,881	63,335	(651,655)	(503,337)

(1)	Represents a reasonable approximation of the interest cost component of rental expense (one-third of rental expenses on operating leases) incurred by the Company. The purpose is to estimate the amount of interest paid due to operating the majority of the Company’s facilities under operating leases.